UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___) *

Alpha Investment Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
02075V 10 7
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 02075V 10 7

1	Names of Reporting Persons
Erika R. Hasty
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,224,200(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
2,224,200(1)
	8	Shared Dispositive Power
0)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,224,200(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.6%
12	Type of Reporting Person (See Instructions)
IN

(1)

Includes 994,200 shares of common stock owned of record by 33 Capital Street, LLC, of which Ms. Hasty is the managing member.  All calculations of percentage ownership herein are based upon an aggregate of 40,406,000 shares outstanding as of November 15, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 16, 2017.

Item 1.

(a)

Name of Issuer:

Alpha Investment Inc.

(b)

Address of Issuer’s Principal Executive Offices:

200 E. Campus View Blvd., Suite 200

Columbus, OH 43245

Item 2.

(a)

Name of Person Filing:

Erika R. Hasty

(b)

Address of Principal Business Office or, if None, Residence:

One Meadowland Plaza Suite 200.

E. Rutherford, NJ 07073.

(c)

Citizenship:

USA

(d)

Title and Class of Securities:

Common Stock, par value $0.001

(e)

CUSIP No.:

02075V 10 7

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

☐

Broker or dealer registered under Section 15 of the Act;

(b)

☐

Bank as defined in Section 3(a)(6) of the Act;

(c)

☐

Insurance company as defined in Section 3(a)(19) of the Act;

(d)

☐

Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)

☐

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

☐

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)

☐

A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)

☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.

Ownership

(a)

Amount Beneficially Owned:  2,224,200

(b)

Percent of Class:  5.6%

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:  2,224,200

(ii)

Shared power to vote or to direct the vote:  0

(iii)

Sole power to dispose or to direct the disposition of:  2,224,200

(iv)

Shared power to dispose or to direct the disposition of:  0

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.

Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

994,200 of the shares of common stock referenced in Item 4 above are held of record by 33 Capital Street, LLC, a Delaware limited liability company of which Ms. Hasty is the sole managing member and over which shares she has sole voting and dispositive control.

Item 8.

Identification and classification of members of the group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2018

/s/ Erika R. Hasty

Erika R. Hasty

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).